Exhibit 21
SUBSIDIARIES OF GULFPORT ENERGY CORPORATION

Name of Subsidiary	Jurisdiction of Organization

Grizzly Holdings, Inc.	Delaware
Jaguar Resources LLC	Delaware
Puma Resources, Inc.	Delaware
Gator Marine, Inc.	Delaware
Gator Marine Ivanhoe, Inc.	Delaware
Westhawk Minerals LLC	Delaware
Gulfport Buckeye LLC	Delaware